Exhibit 12.1

RATIO OF EARNINGS/ DEFICIENCY TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

(in thousands)	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	For the period from November 10, 2014 (inception) to December 31, 2014
Net loss	$16,759	$22,461	$13,892	$—
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Coverage deficiency	(16,759)	(22,461)	(13,892)	—

(1)	We did not record earnings for the nine months ended September 30, 2017, and for the years ended December 31, 2016 and 2015 and for the period from November 10, 2014 (inception) to December 31, 2014. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.